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MetaGroup Media

Scott Schotter

Entrepreneur, Marketeer, Environmentalist, Musician

Boca Raton, Florida · See 386 connections · **See contact info**

About

Scott is a seasoned entrepreneur with experience as both chief executive and chief marketing officer. He now leads a marketing agency and draws from his business experience to help successfully position his clients in the marketplace. He has experience in manufacturing, franchising and retail. Scott is an environmentali   ... see more

Experience

CEO / Strategist / Creative Director

MetaGroup Media

2017 – Present · 2 yrs

Boca Raton, FL

Former Chief Marketing and Sustainability Officer at Alevo, currently affiliated with Alpha Modus, AEURA Inc, olgakeller.com. Executive Publisher Movie Maker Magazine. Serving on World Watch Institute Board of Directors.

 **Alevo**

8 yrs 5 mos

Chief Marketing and Sustainability Officer

Apr 2009 – Aug 2017 · 8 yrs 5 mos

Chief Marketing and Sustainability Officer

Apr 2009 – 2017 · 8 yrs

Interests

World Economic Forum

1,665,184 followers

ALEVO

3,816 followers



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